Exhibit 99.3

MANAGEMENT’S REPORT

The accompanying consolidated financial statements of Cardiome Pharma Corp. are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and where appropriate, reflect management’s best estimates and assumptions based upon information available at the time that these estimates and assumptions are made.

Management is responsible for establishing and maintaining a system of internal controls over financial reporting designed to provide reasonable assurance that the consolidated financial statements and other financial information are accurate and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this reasonability principally through the Audit Committee. The Audit Committee consists of directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The company’s external auditors, who are appointed by the shareholders, conducted an independent audit in accordance with Canadian generally accepted auditing standards and express their opinion thereon.

Robert Rieder	Curtis Sikorsky
CHAIRMAN & CEO	CHIEF FINANCIAL OFFICER
March 20, 2007	March 20, 2007

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Cardiome Pharma Corp. as at December 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures for December 31, 2005 were reported on by another firm of chartered accountants.

SIGNED: KPMG LLP

Chartered Accountants
Vancouver, Canada
March 20, 2007

Report of Independent Auditor

To the Shareholders of Cardiome Pharma Corp.

We have audited the consolidated balance sheet of Cardiome Pharma Corp. as at December 31, 2005 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada,
February 10, 2006

CARDIOME PHARMA CORP.
Continued under the laws of Canada
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2006	2005
(expressed in thousands of Canadian dollars)	$	$

ASSETS
Current assets:
Cash and cash equivalents [note 5]	23,400	9,305
Short-term investments [notes 5, 9 and 15[d]]	32,172	64,651
Amounts receivable [note 4]	3,628	7,122
Prepaid expenses	869	1,549
	60,069	82,627
Property and equipment [note 6]	4,427	4,357
Intangible assets [note 7]	3,203	2,815
Deferred financing costs [note 18]	892	—
	68,591	89,799

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	12,650	8,652
Deferred revenue [note 12]	1,796	4,190
Current portion of deferred leasehold inducement [note 8]	172	170
	14,618	13,012
Deferred leasehold inducement [note 8]	1,120	1,291
Future income tax liability [note 13]	—	289
Total liabilities	15,738	14,592

Shareholders’ equity
Share capital [note 10[b]]	217,388	201,186
Special warrants	—	8,440
Contributed surplus	17,045	11,014
Deficit	(181,580)	(145,433)
Total shareholders’ equity	52,853	75,207
	68,591	89,799

Commitments and contingencies [notes 11 and 15]
Subsequent events [notes 11[c][iii] and 18]

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board:

/s/ Peter W. Roberts	/s/ Harold H. Shlevin
DIRECTOR	DIRECTOR

CARDIOME PHARMA CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
(expressed in thousands of Canadian dollars, except share and per share amounts)	$	$

REVENUE
Licensing fees [note 12]	14,048	4,694
Research collaborative fees [note 12]	6,620	11,426
	20,668	16,120

EXPENSES
Research and development	43,433	41,470
General and administration	13,923	9,259
Amortization	1,637	2,700
Write-down of intangible assets [note 7]	—	23,320
	58,993	76,749
Operating loss	(38,325)	(60,629)

OTHER INCOME (EXPENSES)
Interest and other income	2,721	1,957
Foreign exchange gain (losses)	(832)	(1,924)
	1,889	33

Loss before income taxes	(36,436)	(60,596)
Future income tax recovery [note 13]	289	7,221

Net loss for the period	(36,147)	(53,375)
Deficit, beginning of period	(145,433)	(92,058)
Deficit, end of period	(181,580)	(145,433)

Basic and diluted loss per common share [note 10[g]]	(0.68)	(1.09)

Weighted average number of common shares outstanding [note 10[g]]	52,966,473	49,015,462

See accompanying notes to the consolidated financial statements

CARDIOME PHARMA CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
(expressed in thousands of Canadian dollars)	$	$

Cash provided by (used in):
Operations:
Net loss for the period	(36,147)	(53,375)
Add items not affecting cash:
Amortization	1,637	2,700
Stock-based compensation	8,141	5,763
Deferred leasehold inducement	(169)	(144)
Write-off of capital assets	11	7
Write-down of intangible assets	—	23,320
Future income tax recovery	(289)	(7,221)
	(26,816)	(28,950)
Adjustment to reconcile net income to net cash used in operating activities:
Amounts receivable	3,494	7,841
Prepaid expenses	680	(292)
Accounts payable and accrued liabilities	3,998	2,275
Deferred revenue	(2,394)	(4,694)
	(21,038)	(23,820)

Financing:
Issuance of common shares and exercise of stock options	5,754	68,815
Issuance of special warrants	—	8,903
Share issuance costs upon exercise of special warrants	(102)	(39)
Deferred financing costs	(892)	—
Repayment of capital lease obligations	—	(7)
	4,760	77,672

Investments:
Acquisition of Artesian Therapeutics, Inc. [note 3]	—	(1,360)
Purchase of property and equipment	(1,110)	(2,387)
Leasehold inducements	—	—
Patent costs capitalized	(996)	(517)
Purchase of short-term investments	(25,967)	(114,352)
Sale of short-term investments	58,446	66,749
	30,373	(51,867)

Increase (decrease) in cash and cash equivalents during the period	14,095	1,985
Cash and cash equivalents, beginning of period	9,305	7,320
Cash and cash equivalents, end of period	23,400	9,305

Supplementary cash flow information:
Interest paid	20	22
Interest received	2,979	1,623
Cashless exercise of warrants	107	197

See accompanying notes to the consolidated financial statements

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

1.    NATURE OF OPERATIONS

Cardiome Pharma Corp.(the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. The Company is a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.    SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd.(incorporated in Canada), Cardiome, Inc.(incorporated in the United States), Artesian Therapeutics, Inc.(incorporated in the United States), and Cardiome Research and Development (Barbados), Inc.(incorporated in Barbados). Material intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Significant areas requiring the use of estimates relate to the assessment of net recoverable value of technology licenses and patents, accrual of clinical trial expenses, reporting of revenue recognition, estimation of income tax expense and stock-based compensation. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiaries, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the monthly average exchange rate during the period. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the period.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less, when acquired, to be cash equivalents, which are carried at the lower of amortized cost or fair market value.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are considered available-for-sale and are carried at the lower of amortized cost and fair market value.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment	5 years
Leasehold improvements	Term of lease
Web-site development costs	3 years

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONT’D.)

Technology licenses and patent costs

Technology licenses acquired from third parties, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of five to ten years.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the shorter of the estimated useful lives of the underlying technologies and patents, usually for a period not exceeding 15 years.

Management evaluates the recoverability of technology licenses and patents on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, is less than the carrying value of the underlying technology, then the carrying value is written down to its fair value. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Deferred leasehold inducements

Deferred leasehold inducements representing tenant improvement allowances are being amortized on a straight-line basis over the initial term of the lease as a reduction of rent expense.

Government grants

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants, collectibility is reasonably assured, and the amounts are non-refundable. During the year ended December 31, 2006, the Company recorded government grants of $5 [2005—$29] as a reduction of research and development expenditures.

Revenue recognition

The Company currently earns its revenue from collaboration arrangements that provide for non refundable payments as follows:

•    Upfront fees at the commencement of the arrangement;

•    Milestone payments upon meeting certain milestones as contained in the related collaboration arrangement;

•    Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.

The up front fees are deferred and amortized straight-line over the expected term of the Company's continued involvement in the research and development process. Changes in estimate are recognized prospectively when changes to the expected term are determined.

Milestone payments are recognized as revenue when the milestones are achieved and these payments are due and are considered collectible.

Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs are recognized in income to the extent of the services performed, the consideration is collectible, and the amount of the fees are considered to represent the fair value of those services.

The Company also reviews other deliverables, including related research advisory committees, to determine whether any further deliverables have standalone value and therefore require separation. The Company has not identified any other deliverables that require separation to date.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization. No such costs have been deferred as at December 31, 2006 and 2005.

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

Clinical trial expenses

Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other vendors who conduct certain product development activities on our behalf. The amount of clinical trial expenses recognized in a period related to service agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. We monitor these factors to the extent possible and adjust our estimates accordingly. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.

Stock-based compensation and other stock-based payments

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to its stock option plan. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled during the period. Compensation expense is recorded based on the fair value of the award at the grant date, amortized over the vesting period.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted. Future income tax assets are evaluated periodically and if realization is not considered more likely than not, a valuation allowance is provided.

Loss per common share

Loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

3.     ACQUISITION

On October 21, 2005, the Company acquired all of the outstanding shares of Artesian Therapeutics, Inc.(“Artesian”). Artesian is a privately held U. S. biopharmaceutical development stage company focused on research and development. Under the terms of the acquisition, except for the nominal initial payment of US$1, payments to Artesian shareholders are contingent upon the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone payment is due upon initiation of the clinical development of an Artesian drug candidate. Any milestone payments that become due will be recorded as additional consideration and allocated to the licensed technology. The Company has the option to settle the milestone payments in the form of cash, special warrants or a combination of cash and special warrants. The special warrants will be exercisable into the number of common shares of the Company based on the market price of the common shares of the Company as of the date of the achievement of the milestone event. The Company has an obligation to advance the development of at least one drug candidate within two years and subsequently continue its development. Otherwise, the Company will be required to transfer ownership to or license the acquired intellectual property to the former shareholders of Artesian. The acquisition provides the Company with two advanced small molecule discovery programs in the cardiovascular area. As at December 31, 2006, no milestone payments have been paid or are due as clinical development of an Artesian drug candidate has not occurred.

Concurrent with the closing of the acquisition of Artesian, the Company has closed, by way of private placement, a 1,036,098 special warrant financing at a price of US$7.24 per special warrant. The special warrants were issued to major shareholders of Artesian, for proceeds of $8,903 (US$7.5 million) [note 10[b]]. The subscription price for the special warrants represents a 5% premium over the market price calculated based on a five-day average closing price of the common shares of Cardiome on the NASDAQ Stock Market prior to the execution of the letter of intent of the Company’s acquisition of Artesian in August 2005. The premium over the market price of the Company’s common shares has been recorded as a reduction of the purchase price.

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

3.    ACQUISITION (CONT’D.)

The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from October 21,2005, the date of acquisition.

Artesian was a development stage company with nominal assets and operations at the date of acquisition and accordingly the majority of the purchase price has been allocated to the acquired intangible assets. The purchase price has been allocated to the identifiable net assets and liabilities as follows:

$

Net assets acquired:
Cash	15
Other assets	149
License technology	1,940
Total assets acquired	2,104
Less liabilities:
Accounts payable and accrued liabilities	(1,005)
Future income tax liability	(517)
Net assets acquired	582

Consideration given:
Cash paid at closing	1
Assumption of financial commitments	534
Acquisition costs	471
Total consideration given	1,006
Less:premium received on subscription of special warrants	(424)
Net consideration	582

The fair value of the financial commitments assumed, represented by lease termination costs, was determined using a current interest rate to arrive at the expected present value as of the date of acquisition. The financial commitments also include severance and related costs arising from the acquisition. For the period from October 22,2005 to December 31,2006, approximately $475 of these amounts has been paid.

The license technology represents in-process research and development which the Company plans to further develop. The technology is being amortized on a straight-line basis over five years.

4.    FINANCIAL INSTRUMENTS AND RISK

For certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, amounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in Canadian dollars and a significant portion of the Company’s expenses are denominated in United States dollars and Euros.

As at December 31, 2006, the Company had U. S. denominated receivables of $3,239 [2005—$5,621 and accounts payable of $6,782 [2005—$4,289].

As at December 31,2006, included in amounts receivable of $3,628 was an amount of $3,062 due from one collaborator [2005—$5,407].

5.    CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $5,571 [2005—$3,529] of commercial paper, bankers’ acceptances and term deposits with an average interest rate of 4.03% at December 31,2006 [2005—3.02%].

Short-term investments mainly comprise treasury bills, commercial papers, bankers’ acceptances and money market funds with an average interest rate of 4.56% at December 31, 2006 [2005—3.76%] and maturities to April 2007 including $32,170 [2005—$57,378] denominated in U. S. dollars.

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

6.    PROPERTY AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2006
Laboratory equipment	2,558	1,387	1,171
Computer equipment	1,399	907	492
Office equipment	664	361	303
Leasehold improvements	3,128	667	2,461
Web-site development costs	14	14	—
	7,763	3,336	4,427

December 31, 2005
Laboratory equipment	1,913	1,077	836
Computer equipment	1,259	829	430
Office equipment	630	244	386
Leasehold improvements	3,102	397	2,705
Web-site development costs	14	14	—
	6,918	2,561	4,357

Amortization expense for the year ended December 31, 2006 amounted to $1,028 [2005—$711].

7.    INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2006
Technology licenses	1,851	436	1,415
Patents	2,830	1,042	1,788
Total	4,681	1,478	3,203

December 31, 2005
Technology licenses	1,956	167	1,789
Patents	1,833	807	1,026
Total	3,789	974	2,815

During the year ended December 31,2005, the Company discontinued its efforts to pursue the Oxypurinol program for the treatment of congestive heart failure (“CHF”) and wrote off $23,320 of the intangible assets ($14,260 net of future tax recovery) related to the Oxypurinol CHF project. The net write-down includes the write off of intangible assets, which arose from the acquisition of Cardiome, Inc.(formerly Paralex, Inc.) by issuance of common shares in March 2002 of $22,872 and a write-down of the carrying value of patents by $448.

Amortization expense for the year ended December 31, 2006 amounted to $609 [2005—$1,990].

8.      DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030 from the landlord for leasehold improvements during the year ended December 31,2004.$793 of the tenant improvement allowance (“Original Allowance”) is being amortized on a straight-line basis over the initial term of the lease. The remaining $238 (the “Repayable Allowance”) represents a repayable allowance, collateralized with a letter of credit [note 9], which is being repaid over 10 years with interest at 10% per annum at approximately $38 per annum. The Company is obligated to refund the unpaid portion of the Repayable Allowance upon early termination of the lease.

During the year ended December 31, 2005, the Company signed an amendment to its lease agreement to expand its facilities. Pursuant to this amendment agreement, the Company is entitled to an additional cash tenant improvement allowance of $650 for leasehold improvements in the expansion space (“Additional Allowance”). The Additional Allowance is being amortized on a straight-line basis over the remaining initial term of the lease.

9.      CREDIT FACILITY

At December 31, 2006, the Company had available a corporate credit card facility. Cashable certificates totalling $388 [2005—$388] included in short-term investments are pledged as collateral for the corporate credit card facility and the Additional Allowance [note 8].

10.    SHARE CAPITAL

[a]     Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series, of which none are currently issued and outstanding.

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

10.    SHARE CAPITAL (CONT’D.)

[b]     Issued and Outstanding

	Number of	Amount
Common shares	shares	$

Balance, December 31,2004	40,592,834	131,428
Issued for cash upon public offering and exercise of over-allotment option [iii]	9,775,000	64,527
Issued for cash upon exercise of options	1,167,091	4,288
Issued pursuant to exercise of warrants on cashless basis	21,250	—
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	—	943
Balance, December 31,2005	51,556,175	201,186
Issued upon conversion of special warrants [ii]	1,036,098	8,338
Issued for cash upon exercise of options	1,236,667	5,754
Issued pursuant to exercise of warrants on cashless basis	59,262	107
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	—	2,003
Balance, December 31,2006	53,888,202	217,388

[i]      On October 10, 2006, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission. The short form base shelf prospectus and U. S. shelf registration statement became effective October 23, 2006. These filings provide for the potential offering in Canada and the United States of up to an aggregate of US$150 million of the common shares from time to time in one or more offerings over the next 25 months. The term of such offerings, if any, will be established at the time of such offerings [note 18].

[ii]     On October 21,2005, concurrent with the acquisition of Artesian Therapeutics, Inc.(“Artesian”), the Company closed a private placement of 1,036,098 special warrants at a price of approximately US$7.24 per special warrant for total gross proceeds of $8,903 (US$7.5 million). In connection with the private placement, the Company incurred total legal and professional fees of $141 to December 31,2006, of which $102 was incurred during the year ended December 31,2006. On March 13,2006, pursuant to a registration statement qualifying the sale of the underlying common shares to the shareholders of Artesian, the outstanding special warrants as of December 31, 2005 were converted to 1,036,098 common shares.

The net proceeds of $8,762 from the issuance of special warrants have been allocated to equity in the amount of $8,338 based on the quoted market price and the balance of $424, representing the premium portion, has been recorded as a reduction to the consideration for the acquisition of Artesian.

[iii]    On March 23, 2005, the Company closed a public offering of common shares pursuant to which 8,500,000 common shares were issued at a price of $7.21 (US$6.00) per share, for gross proceeds of $61,285 (US$51,000). In addition, the Company granted the underwriters an over-allotment option to purchase 1,275,000 common shares at the offering price, exercisable during the period ending 30 days from March 18,2005. On March 30,2005, the over-allotment option was exercised in full and the Company issued 1,275,000 common shares at a price of $7.21 (US$6.00) per share for gross proceeds of $9,193. In connection with the public offering, including the exercise of the over-allotment option, the Company paid a cash commission of $4,581 and incurred total legal and professional fees of $1,370.

[c]     Common share purchase warrants

Details of common share purchase warrant transactions for the year ended December 31, 2006 and 2005 are summarized as follows:

	Number of	Weighted
	warrants	average
	outstanding	exercise price
		US$

Balance, December 31, 2004	176,500	4.10
Warrants exercised on a cashless basis	(31,333)	2.42
Balance, December 31, 2005	145,167	4.46
Warrants exercised on a cashless basis	(89,665)	4.07
Balance, December 31, 2006	55,502	5.10

During the year ended December 31, 2006, the Company issued 59,662 common shares for 89,665 warrants exercised on a cashless basis. As at December 31, 2006, common shares issuable upon the exercise of common share purchase warrants are as follows:

	Exercise	Number of
Date of expiry	Price	common shares
	$

February 9, 2007	US2.40	18,012
February 9,2007	US4.80	18,745
February 9,2007	US8.00	18,745
Balance, December 31,2006		55,502

The above common share purchase warrants may be exercised on a cashless basis on a formula described in the warrant agreement.

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

[d]    Contributed surplus

$

Balance, December 31, 2004	6,196
Stock option expense recognized	5,762
Stock option expense reclassified to share capital amount upon exercise of stock options	(944)
Amounts related to the cashless exercise of warrants	—
Balance, December 31, 2005	11,014
Stock option expense recognized	8,141
Stock option expense reclassified to share capital account upon exercise of stock options	(2,003)
Amounts related to the cashless exercise of warrants	(107)
Balance, December 31, 2006	17,045

[e]    Stock options

In May 2001, the shareholders approved a stock option plan (“2001 Plan”) providing for the granting of options to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. In May 2004, the shareholders approved an amendment to the 2001 Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) change the period during which optionees may exercise options after ceasing to be an eligible person. In June 2005, the shareholders approved further amendment to the 2001 Plan to (i) decrease the maximum aggregate number of Common Shares issuable under the 2001 Plan from 6,000,000 Common Shares to 5,750,000 Common Shares;(ii) eliminate default vesting schedule applicable if no other vesting schedule is prescribed by the Board of Directors at the time of grant and specify that the Board of Directors may determine such vesting terms at its discretion;and (iii) restrict the maximum number of stock options issuable to insiders to 10% of the issued and outstanding Common Shares of the Company. In June 2006, the shareholders approved further amendment to the 2001 Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Plan from 5,750,000 Common Shares to 6,650,000 Common Shares;(ii) replenish the maximum aggregate number of Common Shares issuable under the 2001 Plan;and (iii) ratify the conditional grant of 114,902 options to purchase Common Shares.

At December 31, 2006, the Company had 4,913,952 stock options outstanding, of which 2,905,333 are exercisable, at a weighted average exercise price of $7.64 per common share and expiring at various dates from February 4, 2007 to June 11, 2013.

Details of the stock option transactions for the year ended December 31, 2006 are summarized as follows:

	Number of	Weighted
	Stock Options	average
	Outstanding	Exercise price
		$

Balance, December 31, 2004	4,701,909	4.23
Options granted	1,512,209	8.67
Options exercised	(1,167,091)	3.67
Options forfeited	(118,375)	4.93
Options expired	(13,750)	7.24
Balance, December 31, 2005	4,914,902	5.70
Options granted	1,285,342	12.23
Options exercised	(1,236,667)	4.65
Options forfeited	(49,000)	8.93
Options expired	(625)	5.08
Balance, December 31, 2006	4,913,952	7.64

At December 31, 2006, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding			Options exercisable
	December 31, 2006			December 31, 2006
		Weighted
	Number of	average	Weighted	Number of	Weighted
	common	remaining	average	common	average
Range of	shares	contractual	exercise	shares	exercise
exercise price	issuable	life (years)	price	issuable	price
$			$		$

$2.80-$3.68	1,311,601	2.03	3.30	1,231,601	3.30
$5.05-$5.54	332,500	2.70	5.09	332,500	5.09
$6.29-$8.95	1,780,509	3.98	7.73	982,304	7.43
$9.40-$14.59	1,489,342	5.69	11.98	358,928	12.21
	4,913,952	3.89	7.64	2,905,333	6.00

[f]      Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized over the vesting period. Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

10.    SHARE CAPITAL (CONT’D.)

[f]     Stock-based compensation (cont’d.)

	For the years ended December 31
	2006	2005
	$	$

Research and development	4,802	4,364
General and administration	3,356	1,398
Total	8,158	5,762

The weighted average fair value of stock options granted during the years ended December 31,2006 and December 31 2005 was $8.01 and $6.58 per share respectively. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	For the years ended December 31
	2006	2005

Assumption
Dividend yield	0%	0%
Expected volatility	69.7%	73.8%
Risk-free interest rate	4.06%	3.50%
Expected average life of the options	5.63 years	6 years

[g]     Loss per common share

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
	$	$

Numerator
Loss for the period	(36,147)	(53,375)

Denominator
Weighted average number of common shares outstanding	52,966,473	49,015,462
Basic and diluted loss per common share	(0.68)	(1.09)

11.    COMMITMENTS

[a]    Operating leases

The Company has entered into a lease agreement for office and laboratory space for a term of 10 years expiring through March 2014, with an option to extend for three additional two-year periods (the “Original Lease Agreement”). The Company has signed an amendment to this agreement for additional office and laboratory space, effective as of May 1, 2005. The term for the additional space is 8 years and 10 months expiring through the same date and carrying the same extension options as in the Original Lease Agreement.

Effective October 21, 2005, the Company assumed a lease commitment for the premises previously occupied by its wholly-owned subsidiary, Artesian Therapeutics, Inc. This lease agreement expires in August 2007. The Company subsequently entered into a sublease agreement with a third party. The term of the sublease commences in December 2005 and expires in August 2007.

Future minimum annual lease payments under the leases are as follows:

$

2007	744
2008	635
2009	703
2010	713
2011	714
Thereafter	1,575
5,084

Rent expense for the year ended December 31, 2006 amounted to $1,004 [2005—$457].

[b]    Clinical research agreements

The Company has entered into various clinical research and development agreements requiring it to fund research and development expenditures of approximately $9.1 million over the next 3 years.

[c]     License agreements

[i]     Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, of the licensed technology. The Company is no longer developing this licensed technology. As at December 31,2006, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent relating to certain technology.

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

[ii]     Pursuant to a service agreement, the Company is not obliged for any further milestone payment or royalty payment for the licensed technology after the final royalty payment was made in March 2006. The Company is no longer developing this licensed technology. The agreement expires on the expiry date of the last patent relating to certain technology.

[iii]    Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5 and increasing over a five year period to US$100 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets within a certain timeline. During the year ended December 31, 2005, the Company decided to discontinue its efforts to develop this licensed technology. The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent relating to certain technology. Subsequent to year end, the Company elected to terminate the license agreement, effective as at May 15, 2007.

[iv]     Pursuant to a license and option agreement, the Company is responsible for milestone payments of up to US$3 million based on the successful completion of the first phase II clinical trial and the U. S. Food and Drug Administration’s (“the FDA’s”) approval of the first new drug application related to this license and option agreement, and the FDA’s approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and commercialization of the product in a hyperuricemic (gout) indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. During the year ended December 31, 2005, the Company decided to discontinue its efforts to pursue this licensed technology in the cardiovascular and gout indication, respectively. At December 31, 2006, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

12.   COLLABORATIVE AGREEMENTS

[a]     On October 16, 2003, the Company entered into a collaboration and license agreement with Astellas Pharma US, Inc. (“Astellas”, formerly Astellas Healthcare, Inc.) for the co-development and commercialization of vernakalant as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to this agreement, effective October 28, 2003, the Company granted Astellas an exclusive license to vernakalant and its related technology to develop, make and sell intravenous drugs in Canada, the United States, and Mexico (“North America”), including a right to sublicense to third parties. The Company retains the rights to the intravenous formulation of vernakalant for markets outside North America and worldwide rights to the oral formulation of vernakalant for chronic atrial fibrillation. Under the terms of the agreement, the Company received an upfront payment of $13.09 million (US$10 million) and will be entitled to milestone payments of up to $71 million (US$54 million) based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. Astellas has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement.

Under the terms of the agreement, Astellas is responsible for 75% and the Company is responsible for 25% of eligible costs associated with the development of intravenous formulation of vernakalant. Astellas is also responsible for 100% of the marketing costs for the intravenous application of vernakalant in North America.

In addition, the Company had the right to require Astellas to acquire $5.2 million (US$4 million) of its common shares at a 25% premium to the average closing price of its common shares on the TSX over a 30 calendar day period at any time within the twelve-month period after the Effective Date. The Company exercised its right on September 28, 2004 and completed this transaction with the issuance of 646,712 of its common shares to Astellas at a price of $7.89 per share.

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

12.    COLLABORATIVE AGREEMENTS (CONT’D.)

[a]    (Cont’d.)

This agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of the patent rights or the date upon which sales by other parties exceed a certain percentage of the market in the country for a certain period of time.

On July 10, 2006, the Company announced amendments to its collaboration and license agreement with Astellas, related to the planned re-submission of the New Drug Application (NDA) for vernakalant (iv), an investigational new drug for acute conversion of atrial fibrillation.

Under terms of the amended agreement, Astellas has agreed to fund 100% of the costs associated with re-submission of the NDA, including engagement of any external consultants. Astellas has also agreed to modify the timing of the US$10 million NDA milestone, which was paid on the date of re-submission. Prior to this amendment, the milestone was conditional on acceptance of the NDA for review.

The initial upfront payment was recorded as licensing revenue on a straight-line basis over the estimated development period. Upon submission of the amended NDA in December 2006, the milestone payment of $11,654 (US $10,000) was recognized as licensing fees.

During the year ended December 31,2006, the Company charged Astellas $3,068 (US$2,658) [2005—$3,180 (US$2,631)] for project management and $3,552 (US$3,115) [2005—$8,246 (US$6,788)] for research and development cost recoveries, which were included in research collaborative fees.

13.   INCOME TAXES

At December 31, 2006, the Company has investment tax credits of $12,699 [2005—$8,458] available to reduce future income taxes otherwise payable. The Company also has loss carryforwards of $102,611 [2005—$71,976] available to offset future taxable income in Canada ($52,826), and the United States ($49,785). The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses
	$	$

2007	767	—
2008	417	—
2009	558	—
2010	786	—
2011	954	—
2012	1,202	—
2013	3,849	—
2014	2,560	—
2015	1,155	24,718
2021	—	314
2022	—	6,381
2023	—	10,280
2024	—	17,049
2025	—	11,652
2026	451	32,217
	12,699	102,611

Significant components of the Company’s future tax assets and liabilities are shown below:

	December 31,	December 31,
	2006	2005
	$	$

Future tax assets:
Tax loss carryforwards	36,193	20,648
Research and development deductions and credits	9,040	15,050
Tax values of depreciable assets in excess of accounting values	848	864
Revenue unearned for accounting purposes	957	1,931
Share issue costs	1,320	2,351
Other items	—	—
Total future tax assets	48,358	40,844
Valuation allowance	(48,045)	(40,635)
Total future tax assets	313	209
Future tax liabilities:
Accounting value of technology in excess of tax value	(313)	(498)
Net future tax liabilities	(313)	(289)
Less current portion	—	—
Net tax asset	—	(289)

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

The reconciliation of income tax computed at statutory tax rates to income tax expense (recovery), using a 34.10% [2005—34.90%] statutory tax rate, is:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
	$	$

Tax recovery at statutory income tax rates	(12,424)	(21,142)
Change in valuation allowance	7,410	18,345
Valuation allowance change not recorded in the statement of loss and deficit	—	(14,806)
Permanent differences and other	5,254	6,781
Income recognized for tax purposes not for accounting purposes	—	—
Foreign tax rate differences	(232)	7,568
Investment tax credits earned	(297)	(1,803)
Reversal of tax reserve	—	(2,164)
Future income tax recovery	(289)	(7,221)

The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31,2006, no provisions have been made in the financial statements for any estimated tax liability.

14.   RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided by related parties as follows:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
	$	$

Directors for research consulting services	—	—
Law firm in which an officer is a partner for legal services	935	1,240

The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the year ended December 31,2006, the Company has incurred legal fees of $935 for services provided by the law firm. Of the total amount of legal fees incurred during the fiscal year of 2006, $48 was in connection with the conversion of special warrants to common shares and $475 was in connection with the public offering completed subsequent to December 31, 2006 [note 18].

Of the total amount of legal fees incurred during the year December 31, 2005, $568 was in connection with the public offering completed in March 2005 and $359 was related to the acquisition of Artesian in October 2005. Included in accounts payable and accrued liabilities at December 31, 2006 is an amount of $61 [2005—$33] owing to the legal firm.

15.   CONTINGENCIES

[a]     The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

[b]     The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]     The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

15.   CONTINGENCIES (CONT’D.)

[d]     During the year ended December 31,2006, the Company has issued an irrevocable standby letter of credit in the amount of US$1,000 to support trade with one of its suppliers.

Cashable funds totaling US$1,000 included in short-term investments are pledged as collateral for the irrevocable standby letter of credit.

16.   SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its consolidated assets located in Canada and operations located in Canada, the United States and Barbados. During the year ended December 31,2006, 100% of total revenue is derived from one collaborator in the United States [2005—100% derived from one collaborator in the United States].

17.   COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with presentation adopted in the current year.

18.   SUBSEQUENT EVENTS

[a]     On January 23, 2007, the Company closed a public offering of 9,200,000 common shares (including 1,200,000 common shares issued pursuant to the exercise of the underwriters’ over-allotment option) at a price of US$10.50 per common share, resulting in gross proceeds of US$96.6 million. In connection with the public offering, the Company is required to pay a cash commission of US$5,796. As at December 31, 2006, the Company incurred total legal and professional fees of $892 relating to this transaction. These financing costs have been deferred and will be applied to offset the proceeds of the offering in share capital.

[b]     Subsequent to year-end, the Company entered into a service agreement with a third party to provide clinical trial management. The estimated commitment under this service agreement is approximately $15.4 million.